UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
      (Amendment No. __)*

Exactus, Inc.
(Name of Issuer)

Common stock, par value of $0.0001
(Title of Class of Securities)

30066P102
(CUSIP Number)

June 30, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑Rule 13d-1(c)
☐Rule 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30066P102

1		NAME OF REPORTING PERSONS 22nd Century Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 91,016,026
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 91,016,026
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,016,026
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.2%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
* Based on 599,005,155 shares of common stock outstanding as of June 30, 2021.

CUSIP No. 30066P102

Item 1(a).	Name of Issuer:

Exactus, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5910 South University Blvd, C18-193, Greenwood Village, CO 80121.

Item 2(a).	Name of Person Filing:

22nd Century Group, Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of 22nd Century Group, Inc. is 500 Seneca Street, Suite 507, Buffalo NY 14204.

Item 2(c).	Citizenship:

22nd Century Group, Inc. is a Nevada corporation

Item 2(d).	Title of Class of Securities:

Common stock, par value of $0.0001

Item 2(e).	CUSIP Number:

30066P102

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. 30066P102

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

Consists of 91,016,026 shares of common stock of Exactus, Inc.  The board of directors of 22nd Century Group, Inc. has the power to direct the voting and disposition of such shares of common stock of Exactus, Inc.

(b)	Percent of Class: 15.2%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 91,016,026

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 91,016,026

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

CUSIP No. 30066P102

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  July 9, 2021

22nd Century Group, Inc.

/s/ James A Mish
James A. Mish
Its: Chief Executive Officer